# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ITeos Therapeutics, Inc., CIK 0001808865
CUSIP: 46565G104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 321 Arsenal Street, Bldg 312, Floor 3, Suite 301, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 07/18/2025
Amends the filing with accession number 0001214659-25-009148
Filed by CIK 0001232621
Persons authorized to receive notices and communications: Kevin Tang, 4747 Executive Drive, Suite 210, San Diego, California (CA), 92121, 858-200-3830

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC (CIK 0001232621): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,826,692; sole dispositive power 0; shared dispositive power 3,826,692; aggregate amount beneficially owned 3,826,692 (9.99% of the class)
  Comment: Tang Capital Management, LLC ("TCM") shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI") and Kevin Tang. The percentages used herein are based on 38,273,795 shares of Common Stock outstanding as of April 22, 2025, as set forth in the Issuer's Quarterly Report filed on Form 10-Q that was filed with the Securities and Exchange Commission on April 28, 2025.
- KEVIN TANG (CIK 0001178579): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 3,826,692; sole dispositive power 0; shared dispositive power 3,826,692; aggregate amount beneficially owned 3,826,692 (9.99% of the class)
  Comment: Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI and TCM.
- TANG CAPITAL PARTNERS, LP (CIK 0001191935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,618,219; sole dispositive power 0; shared dispositive power 2,618,219; aggregate amount beneficially owned 2,618,219 (6.84% of the class)
  Comment: TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP (CIK 0002064011): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,208,473; sole dispositive power 0; shared dispositive power 1,208,473; aggregate amount beneficially owned 1,208,473 (3.15% of the class)
  Comment: TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC (CIK 0002036763): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS IV, INC (CIK 0002036770): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CONCENTRA BIOSCIENCES, LLC (CIK 0001970065): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ITeos Therapeutics, Inc.
Address of issuer's principal executive offices: 321 Arsenal Street, Bldg 312, Floor 3, Suite 301, Watertown, Massachusetts (MA), 02472
Comment: This Schedule 13D/A (this "Statement") amends the Schedule 13D (the "Original Schedule 13D") filed on June 12, 2025. Items 4 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following:

Merger Agreement and Related Transactions:

On July 18, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Concentra and Concentra Merger Sub VIII, Inc., a Delaware corporation and a wholly owned subsidiary of Concentra ("Merger Sub"). The Merger Agreement provides for, among other things: (i) the acquisition of all of the Issuer's outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), by Concentra through a tender offer (the "Offer"), for a price per share of the Common Stock of (A) $10.047 in cash, subject to applicable tax withholding and without interest, plus (B) one contingent value right (a "CVR") and (ii) the merger of Merger Sub with and into the Issuer (the "Merger") with the Issuer surviving the Merger.

Closing of the Offer is subject to certain conditions, including that the number of shares of Common Stock validly tendered equals at least one share more than 50% of all shares of Common Stock then issued and outstanding as of the expiration of the Offer, the Closing Net Cash (as defined in the Merger Agreement) shall be no less than $475 million, and other customary conditions. The foregoing description of the Merger Agreement and related transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 21, 2025.

Guaranty:

Concurrently with the execution of the Merger Agreement and the CVR Agreement (as defined below), and as a condition and inducement to the Issuer's willingness to enter into the Merger Agreement, Tang Capital Partners, LP, a Delaware limited partnership, has delivered to the Issuer a duly executed limited guaranty, dated as of the date of the Merger Agreement (the "Limited Guaranty"), in favor of the Issuer, in respect of certain of Concentra's and Merger Sub's (including as the surviving corporation of the Merger) obligations arising under, or in connection with, the Merger Agreement and CVR Agreement. Certain obligations under the Limited Guaranty are subject to: (i) a cap of $465.0 million, which includes certain enforcement costs, under the Merger Agreement; and (ii) a cap of an amount equivalent to the CVR Proceeds (as defined in the CVR Agreement), plus certain enforcement costs up to the CVR Expense Cap (as defined below), under the CVR Agreement.

Contingent Value Rights Agreement:

At or prior to the time at which Concentra first irrevocably accepts for purchase the shares of Common Stock tendered in the Offer, Concentra and Merger Sub expect to enter into a Contingent Value Rights Agreement (the "CVR Agreement") with a rights agent ("Rights Agent") and a representative, agent and attorney-in-fact of the holders of CVRs. Each CVR will represent a contractual right to receive contingent cash payments equal to: (i) 100% of the amount by which Closing Net Cash (as finally determined pursuant to the Merger Agreement) exceeds $475 million, adjusted downward for any claims or downward or upward, as applicable, for any changes in amounts accrued in the Closing Net Cash that, in each case, are not accounted for in such Closing Net Cash; and (ii) 80% of the Net Proceeds (as defined in the CVR Agreement), if any, from any sale, transfer, license or other disposition (each, a "Disposition") by Concentra or any of its affiliates, including the Issuer after the Merger, of all or any part of the Issuer's and its subsidiaries' (a) product candidates known as (i) EOS-984, a small molecule in oncology inhibiting ENT1; and (ii) EOS-215, an anti-TREM2 (anti-Triggering Receptor Expressed on Myeloid Cells 2) antibody, including, in each case, any form or formulation, and any improvement or enhancement, of any such product candidate; (b) preclinical obesity program targeting ENT1, including EOS-518 and EOS-855, and any product candidate contained in or arising from, such program; (c) program developing a small molecule inhibiting PTPNI1/2, and any product candidate contained in or arising from, such program; and (d) any product or product candidate covered by the claims of a patent, patent application, provisional patent application or similar instrument owned by the Issuer or a subsidiary of the Issuer as of the Merger Closing Date (the "CVR Products") that occurs within the period beginning on the Merger Closing Date and ending on the six (6) month anniversary following the Merger Closing Date (the "Disposition Period"), provided the proceeds from such Disposition are paid to or received by Concentra or any of its affiliates prior to the eight (8) year anniversary following the end of the Disposition Period. In the event that no Dispositions occur by the six (6) month anniversary of the Merger Closing Date, holders of the CVRs will not receive any payment pursuant to the CVR Agreement with respect to a Disposition. Concentra shall, and shall cause the Issuer after the Merger to, use commercially reasonable efforts to spend up to $350,000 (the "CVR Expense Cap") to, among other things, during the Disposition Period: (i) enter into one or more Disposition Agreements (as defined in the CVR Agreement) as soon as practicable following the Effective Time; (ii) retain an employee or consultant of Concentra or Merger Sub for the purpose of maintaining and preserving the CVR Products and seeking, negotiating and executing Disposition Agreements; (iii) maintain the CVRs (including fees and expenses related to the Rights Agent and the Representative (as defined in the CVR Agreement)); (iv) maintain and prosecute the intellectual property relating to the CVR Products set forth on Schedule 1 to the CVR Agreement; and (v) continue the CMC Activities (as defined in the Merger Agreement) of the CVR Products to the extent the costs associated with such CMC Activities were included in the Closing Net Cash Schedule.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, which is attached as Exhibit 10.1 to the July 21, 2025 Form 8-K.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (filed as Exhibit 1 of the 13D filed on June 12, 2025 by the Reporting Persons with respect to the Common Stock of the Issuer).
Exhibit 2: Schedule A: Transactions during the past 60 days (filed as Exhibit 2 of the 13D filed on June 12, 2025 by the Reporting Persons with respect to the Common Stock of the Issuer).
Exhibit 3: Agreement and Plan of Merger, dated as of July 18, 2025, by and among iTeos Therapeutics, Inc., Concentra Biosciences, LLC, and Concentra Merger Sub VIII, Inc. (filed as Exhibit 2.1 of the Issuer's Current Report filed on Form 8-K on July 21, 2025).

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (07/22/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (07/22/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (07/22/2025)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (07/22/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (07/22/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (07/22/2025)
- CONCENTRA BIOSCIENCES, LLC: /s/ Kevin Tang, Chief Executive Officer (07/22/2025)